

November 23, 2010

<u>via U.S. mail and facsimile</u>

Timothy P. Halter, President
SMSA Treemont Acquisition Corporation
174 FM 1830
Argyle, TX 76226

> **Re: SMSA Treemont Acquisition Corporation**
> **Form 10**
> **Filed October 29, 2010**
> **File No. 0-54096**

Dear Mr. Halter:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Financial Statements

Notes to Financial Statements

Note E – Summary of Significant Accounting Policies, page F-11

1. Please note that the historical income statements of a registrant should reflect all of its costs of doing business. We note your disclosure on page 5 that HFG is responsible for the payment of your operating expenses, legal and accounting expenses related to the merger. Please tell us how you account for uncompensated services rendered by HFG. Refer to SAB Topic 1.B.1.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390, if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Richard Gooner, Esq
     Via facsimile to (817) 488-2453